SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                            (Name of Subject Company)

                               SECURED INCOME L.P.
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                 GINA S. SCOTTI
                          SECRETARY OF GENERAL PARTNER
                               SECURED INCOME L.P.
                    C/O WILDER RICHMAN RESOURCES CORPORATION
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                  212-715-9100
                          ----------------------------


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ITEM 1.           SUBJECT COMPANY INFORMATION.

                  The name of the subject company is Secured Income L.P., a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830. The general partners of the Partnership (the "General Partners") are Wilder Richman Resources Corporation ("WRRC"), Real Estate Equity Partners, L.P. ("REEP") and WRC-87A Corporation ("WRC-87A").

                  The title of the class of equity securities to which this Statement relates is the units of limited partnership interest ("Units") of the Partnership. As of July 21, 2000, there were 984,369 Units issued and outstanding.

ITEM 2.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  The name and business address of the Partnership, which is the Person filing this Statement, are set forth in Item 1 above.

                  This statement relates to an offer (the "MacKenzie Offer") by MP Income Fund 11, L.P.; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MP Income Fund 15, LLC; MP Income Fund 16, LLC; Accelerated High Yield Institutional Investors III, Ltd.; Accelerated High Yield Growth Fund II, Ltd.; Accelerated High Yield Institutional Fund I, Ltd.; Accelerated High Yield Institutional Investors, Ltd.; Accelerated High Yield Pension Investors, Ltd.; Accelerated High Yield Income Fund I, Ltd.; Accelerated High Yield Income Fund II, Ltd.; Previously Owned Mortgage Partnerships Income Fund 3; Previously Owned Partnerships Income Fund; MP-Dewaay Fund, LLC; Specified Income Fund, a California Limited Partnership; MacKenzie Patterson Special Fund 5, LLC; MP Falcon Growth Fund, LLC; MP Falcon Fund, LLC; MP Value Fund 5, LLC; MP Value Fund 6, LLC; MacKenzie Patterson Special Fund 3, LLC; and MacKenzie Fund VI, a California limited partnership (the "Purchasers"), to purchase up to 330,000 of the outstanding Units at a purchase price (the "Offer Price") of $16.25 per Unit, less the amount of any cash distributions declared or paid with respect to the Units between July 14, 2000 (the "Offer Date") and August 15, 2000 or such other date to which the MacKenzie Offer may be extended, upon the terms and subject to the conditions set forth in an Offer to Purchase dated July 14, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which collectively constitute the "Offer Documents").

                  The Offer Documents indicate that the principal business address of the Purchasers is 1640 School Street, Moraga, CA 94556.

ITEM 3.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                   The Partnership is a limited partnership and has no executive officers or directors. There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partners (including the officers and directors of the General Partners) or any other affiliates of the Partnership on the other, except to the extent noted in
Item 4 below and in Item 13 of the Partnership's Annual Report on Form 10-K (including the

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

Financial Statements and notes thereto filed therewith) with respect to the year ended December 31, 1999, which is filed with the SEC as Exhibit 99.2 to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

                  There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Purchasers, their executive officers, directors or affiliates on the other, except that West Putnam Housing Investors II LLC, an affiliate of WRRC and WRC-87A, is currently conducting a tender offer to acquire Units (the "West Putnam II Offer" and, together with the MacKenzie Offer, the "Offers"). As amended, the West Putnam II Offer is an offer to acquire Units for $17.00 per Unit net to the seller in cash (increased from the original offer price of $15.75 per Unit), subject to reduction for certain distributions by the Partnership. The West Putnam II Offer expires at 11:59 p.m. on August 18, 2000 (extended from the original expiration date of July 25, 2000). See Item 4 below.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  This Statement relates to the recommendation by the Partnership with respect to the MacKenzie Offer. A letter to the holders of Units (the "Unit Holders") communicating the Partnership's views is filed as an exhibit hereto and is incorporated herein by reference.

                  For the reasons set forth below, the Partnership and the General Partners are making no recommendation as to whether Unit Holders should tender their Units in response to an offer. However, if a Unit Holder determines to sell, the Partnership and the General Partners recommend that the Unit Holders tender in the offer that provides the highest cash price. The West Putnam II Offer is providing a price that is higher than the price in the MacKenzie Offer.

                  In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information, including the considerations noted below.

                  Price

                  The purchase price of the MacKenzie Offer is $16.25 for each Unit. The Offer to Purchase for the MacKenzie Offer notes that this price has been determined solely at the discretion of the Purchasers and does not necessarily reflect the true market value of each Unit. The Partnership believes that there is no active trading market for the Units. The Partnership understands that within the past 12 months certain Units have been sold in private transactions at prices ranging from $1.63 to $17.00 per Unit, including, according to the Offer to Purchase, purchases that the Purchasers and their affiliates have made between March and July 2000 at prices ranging from $8.25 per Unit and 17.00 per Unit. The Partnership also understands that other tender offers for Units have been made in recent years by other parties. In 1998, there were two offers by parties that were unaffiliated with the Partnership, one at $3.50 and one at $5.00 per Unit, and one additional offer at $7.00 per Unit by an affiliate of the Partnership (see below). In 1999, there was one tender offer at $8.00 per Unit by a party that was unaffiliated with the Partnership. In March 2000, there was a tender offer at $8.25 by a party that was unaffiliated with the Partnership. In May 2000, there was another tender offer at $7.27 per Unit by a party that was unaffiliated with the Partnership. In June 2000, another affiliate of the Partnership launched the West Putnam II Offer which is presently outstanding, the current offer price of which is $17.00 per Unit (see above).

                  The Partnership does not believe that the offer price in the MacKenzie Offer or the West Putnam II Offer necessarily reflects fully the underlying value of the Partnership's assets or the potential value that might be attributed to the Units under certain circumstances. However, Unit Holders whose individual investment goals or financial requirements lead them to consider selling Units for cash at this time may find that the Offers represent an opportunity to do so. If so, they should choose the Offer with the highest price.

                  Partnership Business and Prospects; Partnership Distribution

                  The Partnership believes that Unit Holders should also carefully review and consider the Partnership's business and prospects. The Partnership is invested in two operating partnerships, the Columbia Partnership, which owns the Westmont property in New York City, and the Carrollton Partnership, which owns the Fieldpointe Apartments property in Frederick, Maryland. A discussion of these investments is contained in the Partnership's Annual and Quarterly Reports which have been distributed to Limited Partners, are available from the SEC (including the SEC's website, www.sec.gov) or by contacting MMS Escrow & Transfer Agency, Inc. the Investor Services Agent for the Partnership, at 1-888-594-1397.

                  On June 7, 2000, the Columbia Partnership refinanced mortgages on the Westmont property. In connection with such refinancing, the Columbia Partnership caused Freddie Mac to replace Citibank as the credit enhancer, modified the structure and utilization of the mortgage escrows, and eliminated the cash distribution restrictions. The Partnership understands that after the payment of costs related to the refinancing of the Columbia Partnership mortgages and the establishment of certain reserves, the Columbia Partnership will have cash available for distribution of approximately $11.8 million. The Partnership further understands that the Columbia Partnership intends to use such amount to (a) make a distribution to the Partnership of approximately $8.3 million, (b) repay operating deficit loans and other advances that the general partners of the Columbia Partnership have provided (including interest) of approximately $3,246,000, and (c) pay accrued investor service fees of approximately $160,000.

                  The Partnership currently anticipates that a distribution from the proceeds of the Westmont refinancing will be made on or about July 31, 2000 to Unit Holders of record as of June 30, 2000 in the amount of approximately $8.35 per Unit. A Unit Holder that does not tender in response to the Offers or any other tender offer will in any event receive the distribution of approximately $8.35 per Unit, compared to the offer price of $16.25 per Unit in the MacKenzie Offer or $17.00 per Unit in the West Putnam II Offer. If the distribution is made prior to the acceptance of Units for purchase in either Offer, the amount of the distribution will be deducted from the offer price.

                  The Partnership currently has the right in the case of the Columbia Partnership to commence the process of liquidating its investment in the Westmont, subject to certain restrictions. The Partnership intends to explore a process to market the properties in the near future. However, it is also anticipated that a potential sale and liquidation of the Partnership would not occur for at least fifteen months. As the Offer to Purchase notes, Unit Holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unit Holder in the MacKenzie Offer may be less than the total amount which might otherwise be received by the Unit Holder with respect to the Unit over the Partnership's remaining term.

                  Alternative Transactions

                  The Partnership recommends that any Unit Holders who do wish to sell Units for cash at this time be alert to alternative transactions that may be available, including any other offer that has been or may be announced prior to the August 15, 2000 expiration of the MacKenzie Offer or the August 18, 2000 expiration of the West Putnam II Offer.

                  There can be no assurance that any offer to purchase Units other than the MacKenzie Offer and the West Putnam II Offer will proceed or, if it does proceed, as to the time of commencement, price or other terms of such an offer. In light of, among other things, the potential conflicts of interest that could exist in the event of any offer by affiliates of the Partnership, the Partnership would anticipate making no recommendation as to whether Limited Partners should tender their Units in response to any such offer, if made.

                  Other Considerations

                  The Partnership believes that Unit Holders should be aware that, since the MacKenzie Offer and the West Putnam II Offer seek to purchase only some, and not all, of the Units, if any Unit Holders tender Units in such Offers, the respective purchasers may purchase less than all of the Units tendered by each Unit Holder. Accordingly, each Unit Holder may continue to hold Units in the Partnership at a time when the respective purchasers may hold a significant number of Units and may seek to vote those Units in a manner adverse to other Unit Holders. The MacKenzie Offer applies to only a maximum of approximately 33.5% of the outstanding Units. The West Putnam II Offer applies only to a maximum of approximately 45.84% of the outstanding Units. Each Offer will apply to fewer Units to the extent required so that consummation of such Offer would not result in a termination of the Partnership for federal income tax purposes. If more Units are tendered than are sought by the purchasers in the respective Offers, the purchasers will only accept Units on a pro rata basis, meaning that Unit Holders who wish to sell all of their Units may not be able to do so. The Partnership notes that due to a restriction in the Partnership's limited partnership agreement, tendered units cannot be purchased to the extent that a tendering holder would remain with a number of Units that is greater than zero but less than 250 Units (100 Units in the case of Units held in an IRA, Keogh Plan or other qualified plan).

                  As stated by the Purchasers in the Offer to Purchase, if the MacKenzie Offer is consummated and the Purchasers are successful in acquiring a significant number of Units pursuant to the MacKenzie Offer, the Purchasers will be in a position to significantly influence all voting decisions with respect to the Partnership in which Unit Holders may vote. The MacKenzie Offer to Purchase notes that if the Purchasers are successful in obtaining the maximum number of Units sought in the MacKenzie Offer, the Purchasers will own, together

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

with their currently held Units as reported in the MacKenzie Offer to Purchase, an aggregate of approximately 49.8% of the outstanding Units. As a practical matter, if the Purchasers acquire a sizeable percentage of Units, even if the number of Units that the Purchasers own is less than a majority of the Units, the Partnership may find it difficult or impossible to take action requiring a Unit Holder vote (such as liquidation or sale of substantially all of its assets) without the approval of the Purchasers.

                  The Partnership urges all Unit Holders to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of each Offer before deciding whether to tender Units. There will be certain tax consequences to individual Unit Holders as a result of accepting either Offer or any other tender offer and those tax consequences could vary significantly for each Unit Holder based on such Unit Holder's unique tax situation or other circumstances. No independent person has been retained by the Partnership to evaluate or render any opinion with respect to the fairness of the offer price in the MacKenzie Offer or the West Putnam II Offer.

                  Intent to Tender

                  To the knowledge of the Partnership, none of the General Partners and none of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership intends to tender pursuant to the MacKenzie Offer any Units beneficially owned by them.

ITEM 5.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

                  Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Unit Holders on the Partnership's behalf concerning the MacKenzie Offer.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  Except in respect of the West Putnam II Offer, no transactions in the Units have been effected during the past 60 days by the Partnership or any of the General Partners or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership.

ITEM 7.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  Except in respect of the West Putnam II Offer, the Partnership is not currently involved in any negotiation in response to the MacKenzie Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. See Item 4 above. The Partnership is not engaged in any negotiation in response to the MacKenzie Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership; or (3) any material change in the present capitalization or distribution policy of the Partnership.

ITEM 8.           ADDITIONAL INFORMATION.

                  None.

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

ITEM 9.  EXHIBITS.

         99.1 Form of letter to Unit Holders of the Partnership dated July 21, 2000.

         99.2(1) The Partnership's Annual Report on Form 10-K, dated March 30, 2000.


-----------------------
(1) Filed with the SEC (File No. 0-17412), and incorporated herein by reference.


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

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2000

                                SECURED INCOME L.P.

                                   By: Wilder Richman Resources Corporation
                                       General Partner


                                   By: ___________________________
                                       Name:  Richard P. Richman
                                       Title: President

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         -----------

99.1                Letter to Unit Holders from the Partnership dated July 21,
                    2000.

99.2(1)             The Partnership's Annual Report on Form 10-K, dated March
                    30, 2000.


----------------------
(1) Filed with the SEC (File No. 0-17412), and incorporated herein by reference.


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

                                                                    Exhibit 99.1

SECURED INCOME L.P.

Sponsored by Affiliates of:                                P.O. Box 7090
WILDER RICHMAN CORPORATION                                 Troy, MI  48007-7090
                                                           (888) 594-1397
                                                           (248) 614-4536 FAX


July 21, 2000

STATEMENT TO INVESTORS

Re:  Secured Income L.P. (the "Partnership")

Dear Unit Holder:

                  As you may know, a tender offer to purchase up to 330,000, or approximately 33.5%, of the outstanding Units of Secured Income L.P. (the "Partnership") has been announced by certain entities affiliated with MacKenzie Patterson, Inc. at a purchase price of $16.25 per Unit (the "MacKenzie Offer").

                  The Partnership has filed with the Securities and Exchange Commission a statement on Schedule 14D-9 relating to the MacKenzie Offer. A copy of that Schedule 14D-9, which you should read carefully, is enclosed with this letter.

                  As set forth in the Schedule 14D-9, the Partnership and the General Partners of the Partnership are making no recommendation as to whether Unit Holders should tender their Units in response to any tender offer. The Partnership notes, however, that there is a currently outstanding tender offer by an affiliate of the Partnership at $17.00 per Unit, which is higher than the purchase price in the MacKenzie Offer. See below.

                  In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information. Considerations that could affect your decision may include, but are by no means limited to, the following:

         o West Putnam Housing Investors II LLC, an affiliate of one of the General Partners, is making a recently-amended offer to acquire Units for cash at a purchase price of $17.00 per Unit, less distributions paid before the August 18, 2000 expiration date of such offer (the "West Putnam II Offer"). For Unit Holders currently seeking to sell their Units, the West Putnam II Offer allows such Unit Holders to sell their Units at a price $0.75 per Unit higher than the MacKenzie Offer.

         o The Partnership understands that tender offers for Units other than the MacKenzie Offer and the West Putnam II Offer have been made in recent years by other parties, and that within
                  the  past  12  months   Units   have  been
                  sold in private transactions, including other tender offers, at prices ranging up to $17.00 per Unit.

         o As a result of a recent refinancing of mortgages on the Westmont property owned by Columbia Westmont Associates L.P., one of the partnerships in which the Partnership is invested, the Partnership expects to make a distribution of approximately $8.35 per Unit from the proceeds of such refinancing on or about July 31, 2000 to holders of record of Units as of June 30, 2000. The Partnership understands that Unit Holders who tender their Units in response to the MacKenzie Offer or the West Putnam II Offer will receive the offer price but not the $8.35 per Unit distribution. If such distribution is made prior to the closing of either offer, the amount of the distribution will be deducted from the offer price. A Unit Holder that does not tender in response to either offer will in any event receive a distribution of approximately $8.35 per Unit.

         o As the MacKenzie Offer is for only for a maximum of approximately 33.5% of the Units and could be for fewer Units if necessary to avoid adverse tax consequences to the Partnership, Unit Holders who tender in the MacKenzie Offer will have less than all of their tendered Units purchased if the MacKenzie Offer is over-subscribed.

                  The foregoing are only some of the considerations that may be relevant to Unit Holders. These and certain other matters are mentioned in greater detail in the enclosed Schedule 14D-9, which you should read carefully in its entirety. You should also read the Schedule 14D-9 in respect of the West Putnam II Offer that was previously sent to you as well as the amendment to that
Schedule 14D-9 which is included with this letter.

                  You should also bear in mind that no immediate decision by you is required. The MacKenzie Offer states that tenders of Units will be accepted until 12:00 midnight, Pacific Standard Time, on August 15, 2000 unless such date is extended. The West Putnam II Offer is open until 11:59 p.m., New York City time, on August 18, 2000, unless extended. All Unit Holders are advised to carefully consider the MacKenzie Offer and the alternatives.

                                     Very truly yours,

                                     SECURED INCOME L.P.

                                      By: Wilder Richman Resources Corporation,
                                          General Partner

                                          /s/ Gina S. Scotti
                                          -------------------------------------
                                          Gina S. Scotti
                                          Secretary